SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 17 May 2024

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Transaction in Own Shares dated 07 May 2024
99.2	Director/PDMR Shareholding dated 08 May 2024
99.3	Transaction in Own Shares dated 08 May 2024
99.4	Transaction in Own Shares dated 09 May 2024
99.5	Transaction in Own Shares dated 10 May 2024
99.6	Transaction in Own Shares dated 13 May 2024
99.7	Transaction in Own Shares dated 14 May 2024
99.8	Director/PDMR Shareholding dated 14 May 2024
99.9	Transaction in Own Shares dated 15 May 2024
99.10	Transaction in Own Shares dated 16 May 2024
99.11	Transaction in Own Shares dated 17 May 2024

Exhibit No: 99.1

07 May 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 03 May 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	03 May 2024
Aggregate number of ordinary shares purchased:	20,000
Lowest price paid per share:	£ 75.8800
Highest price paid per share:	£ 77.9000
Average price paid per share:	£ 76.8584

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 162,902,823 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/2666N_1-2024-5-3.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 20,000 (ISIN: GB00BHJYC057)

Date of purchases: 03 May 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	20,000
Highest price paid (per ordinary share)	£ 77.9000
Lowest price paid (per ordinary share)	£ 75.8800
Volume weighted average price paid(per ordinary share)	£ 76.8584

Exhibit No: 99.2

InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

The following transaction notification is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Byron Grote
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Receipts (ADRs) in InterContinental Hotels Group PLC US45857P8068
b)	Nature of the transaction	Acquisition
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		US $97.43	500
d)	Aggregated information - Aggregated volume - Price - Aggregated total	500 US $97.43 US $48,715
e)	Date of the transaction	2024-05-03
f)	Place of the transaction	NYSE

Exhibit No: 99.3

08 May 2024
InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 07 May 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	07 May 2024
Aggregate number of ordinary shares purchased:	40,000
Lowest price paid per share:	£ 78.8400
Highest price paid per share:	£ 79.9000
Average price paid per share:	£ 79.2979

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 162,862,823 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/5061N_1-2024-5-7.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 40,000 (ISIN: GB00BHJYC057)

Date of purchases: 07 May 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	40,000
Highest price paid (per ordinary share)	£ 79.9000
Lowest price paid (per ordinary share)	£ 78.8400
Volume weighted average price paid(per ordinary share)	£ 79.2979

Exhibit No: 99.4

09 May 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 08 May 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	08 May 2024
Aggregate number of ordinary shares purchased:	34,204
Lowest price paid per share:	£ 78.7200
Highest price paid per share:	£ 80.1200
Average price paid per share:	£ 79.1284

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 162,828,619 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/6965N_1-2024-5-8.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 34,204 (ISIN: GB00BHJYC057)

Date of purchases: 08 May 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	34,204
Highest price paid (per ordinary share)	£ 80.1200
Lowest price paid (per ordinary share)	£ 78.7200
Volume weighted average price paid(per ordinary share)	£ 79.1284

Exhibit No: 99.5

10 May 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 09 May 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	09 May 2024
Aggregate number of ordinary shares purchased:	45,385
Lowest price paid per share:	£ 77.5600
Highest price paid per share:	£ 78.9200
Average price paid per share:	£ 78.1261

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 162,783,234 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/8818N_1-2024-5-9.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 45,385 (ISIN: GB00BHJYC057)

Date of purchases: 09 May 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	45,385
Highest price paid (per ordinary share)	£ 78.9200
Lowest price paid (per ordinary share)	£ 77.5600
Volume weighted average price paid(per ordinary share)	£ 78.1261

Exhibit No: 99.6

13 May 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 10 May 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	10 May 2024
Aggregate number of ordinary shares purchased:	28,111
Lowest price paid per share:	£ 78.7400
Highest price paid per share:	£ 79.6600
Average price paid per share:	£ 79.3043

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 162,755,123 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/0630O_1-2024-5-10.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 28,111 (ISIN: GB00BHJYC057)

Date of purchases: 10 May 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	28,111
Highest price paid (per ordinary share)	£ 79.6600
Lowest price paid (per ordinary share)	£ 78.7400
Volume weighted average price paid(per ordinary share)	£ 79.3043

Exhibit No: 99.7

14 May 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 13 May 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	13 May 2024
Aggregate number of ordinary shares purchased:	91,014
Lowest price paid per share:	£ 78.8200
Highest price paid per share:	£ 79.3800
Average price paid per share:	£ 79.2279

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 162,664,109 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/2547O_1-2024-5-13.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 91,014 (ISIN: GB00BHJYC057)

Date of purchases: 13 May 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	77,440		13,574
Highest price paid (per ordinary share)	£ 79.3800		£ 79.3800
Lowest price paid (per ordinary share)	£ 78.8200		£ 78.8200
Volume weighted average price paid(per ordinary share)	£ 79.2343		£ 79.1911

Exhibit No: 99.8

InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

InterContinental Hotels Group PLC (the "Company") announces that, on 13 May 2024, awards in respect of the following number of shares were granted under the Company's Deferred Award Plan for the 2024-2026 cycle:

Name of PDMR	Number of shares
Elie Maalouf	63,137
Michael Glover	24,673
Daniel Aylmer	7,715
Heather Balsley	12,995
Jolyon Bulley	22,242
Yasmin Diamond	10,578
Jolie Fleming	8,814
Nicolette Henfrey	12,626
Wayne Hoare	14,148
Kenneth Macpherson	13,797

The transaction notification for each PDMR can be found below. This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Elie Maalouf
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of share awards under the InterContinental Hotels Group PLC Deferred Award Plan for the 2024-2026 cycle
c)	Price(s) and volume(s)
Conditional rights over a total of 63,137 free shares; the number of shares calculated by reference to a price of GBP 78.40, being the MMQ of the Company's share price for the 5 business days preceding the date of grant.

The award will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2026, subject to the satisfaction of conditions. A further post-vest holding period of two years also applies to this award.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2024-05-13
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Michael Glover
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of share awards under the InterContinental Hotels Group PLC Deferred Award Plan for the 2024-2026 cycle
c)	Price(s) and volume(s)
Conditional rights over a total of 24,673 free shares; the number of shares calculated by reference to a price of GBP 78.40, being the MMQ of the Company's share price for the 5 business days preceding the date of grant.

The award will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2026, subject to the satisfaction of conditions. A further post-vest holding period of two years also applies to this award.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2024-05-13
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Daniel Aylmer
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Greater China
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of share awards under the InterContinental Hotels Group PLC Deferred Award Plan for the 2024-2026 cycle
c)	Price(s) and volume(s)
Conditional rights over a total of 7,715 free shares; the number of shares calculated by reference to a price of GBP 78.40, being the MMQ of the Company's share price for the 5 business days preceding the date of grant.

The award will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2026, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2024-05-13
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Heather Balsley
2	Reason for the notification
a)	Position/status	Chief Commercial & Marketing Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of share awards under the InterContinental Hotels Group PLC Deferred Award Plan for the 2024-2026 cycle
c)	Price(s) and volume(s)
Conditional rights over a total of 12,995 free shares; the number of shares calculated by reference to a price of GBP 78.40, being the MMQ of the Company's share price for the 5 business days preceding the date of grant.

The award will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2026, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2024-05-13
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jolyon Bulley
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Americas
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of share awards under the InterContinental Hotels Group PLC Deferred Award Plan for the 2024-2026 cycle
c)	Price(s) and volume(s)
Conditional rights over a total of 22,242 free shares; the number of shares calculated by reference to a price of GBP 78.40, being the MMQ of the Company’s share price for the 5 business days preceding the date of grant.

The award will vest on the business day after the announcement of the Company’s results for the financial year ending 31 December 2026, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2024-05-13
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Yasmin Diamond
2	Reason for the notification
a)	Position/status	Executive Vice President, Global Corporate Affairs
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of share awards under the InterContinental Hotels Group PLC Deferred Award Plan for the 2024-2026 cycle
c)	Price(s) and volume(s)
Conditional rights over a total of 10,578 free shares; the number of shares calculated by reference to a price of GBP 78.40, being the MMQ of the Company's share price for the 5 business days preceding the date of grant.

The award will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2026, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2024-05-13
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jolie Fleming
2	Reason for the notification
a)	Position/status	Chief Product & Technology Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of share awards under the InterContinental Hotels Group PLC Deferred Award Plan for the 2024-2026 cycle
c)	Price(s) and volume(s)
Conditional rights over a total of 8,814 free shares; the number of shares calculated by reference to a price of GBP 78.40, being the MMQ of the Company's share price for the 5 business days preceding the date of grant.

The award will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2026, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2024-05-13
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nicolette Henfrey
2	Reason for the notification
a)	Position/status	Executive Vice President, General Counsel and Company Secretary
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of share awards under the InterContinental Hotels Group PLC Deferred Award Plan for the 2024-2026 cycle
c)	Price(s) and volume(s)
Conditional rights over a total of 12,626 free shares; the number of shares calculated by reference to a price of GBP 78.40, being the MMQ of the Company's share price for the 5 business days preceding the date of grant.

The award will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2026, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2024-05-13
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Wayne Hoare
2	Reason for the notification
a)	Position/status	Chief Human Resources Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of share awards under the InterContinental Hotels Group PLC Deferred Award Plan for the 2024-2026 cycle
c)	Price(s) and volume(s)
Conditional rights over a total of 14,148 free shares; the number of shares calculated by reference to a price of GBP 78.40, being the MMQ of the Company’s share price for the 5 business days preceding the date of grant.

The award will vest on the business day after the announcement of the Company’s results for the financial year ending 31 December 2026, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2024-05-13
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kenneth Macpherson
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Europe, Middle East, Asia and Africa
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of share awards under the InterContinental Hotels Group PLC Deferred Award Plan for the 2024-2026 cycle
c)	Price(s) and volume(s)
Conditional rights over a total of 13,797 free shares; the number of shares calculated by reference to a price of GBP 78.40, being the MMQ of the Company's share price for the 5 business days preceding the date of grant.

The award will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2026, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2024-05-13
f)	Place of the transaction	Outside a trading venue

The Company further announces that, on 13 May 2024, awards in respect of the following number of shares were additionally granted under the Company's Deferred Award Plan for the 2022-2024 award cycle:

Name of PDMR	Number of shares
Elie Maalouf	19,629
Michael Glover	12,678
Daniel Aylmer	1,084
Jolyon Bulley	4,929
Jolie Fleming	499

In addition, the Company announces that, on 13 May 2024, awards in respect of the following number of shares were granted under the Company's Deferred Award Plan for the 2023-2025 cycle:

Name of PDMR	Number of shares
Daniel Aylmer	2,380
Jolie Fleming	1,330

The transaction notification for each PDMR can be found below. This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Elie Maalouf
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Pro-rata grant of share awards under the InterContinental Hotels Group PLC Deferred Award Plan for the 2022-2024 cycle.
c)	Price(s) and volume(s)
Conditional rights over a total of 19,629 free shares; the number of shares calculated by reference to a price of GBP 56.74, being the MMQ of the Company's share price for the 5 business days preceding the date of grant of the equivalent pro-rata award granted on 8 August 2023.

The award will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2024, subject to the satisfaction of conditions.  A further post-vest holding period of two years also applies to this award.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2024-05-13
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Michael Glover
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Pro-rata grant of share awards under the InterContinental Hotels Group PLC Deferred Award Plan for the 2022-2024 cycle.
c)	Price(s) and volume(s)
Conditional rights over a total of 12,678 free shares; the number of shares calculated by reference to a price of GBP 55.01, being the MMQ of the Company’s share price for the 5 business days preceding the date of grant of the equivalent pro-rata award granted on 10 May 2023.

The award will vest on the business day after the announcement of the Company’s results for the financial year ending 31 December 2024, subject to the satisfaction of conditions.  A further post-vest holding period of two years also applies to this award.

D)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2024-05-13
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Daniel Aylmer
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Greater China
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Pro-rata grant of share awards under the InterContinental Hotels Group PLC Deferred Award Plan for the 2022-2024 cycle and 2023-2025 cycle
c)	Price(s) and volume(s)
2022-2024 DAP Award:

Conditional rights over a total of 1,084 free shares; the number of shares calculated by reference to a price of GBP 78.40, being the MMQ of the Company's share price for the 5 business days preceding the date of grant.

The award will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2024, subject to the satisfaction of conditions.

2023-2025 DAP Award

Conditional rights over a total of 2,380 free shares; the number of shares calculated by reference to a price of GBP 78.40, being the MMQ of the Company's share price for the 5 business days preceding the date of grant.

The award will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2025, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2024-05-13
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jolyon Bulley
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Americas
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Pro-rata grant of share awards under the InterContinental Hotels Group PLC Deferred Award Plan for the 2022-2024 cycle
c)	Price(s) and volume(s)
Conditional rights over a total of 4,929 free shares; the number of shares calculated by reference to a price of GBP 56.74, being the MMQ of the Company's share price for the 5 business days preceding the date of grant of the equivalent pro-rata award granted on 8 August 2023.

The award will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2024, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2024-05-13
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jolie Fleming
2	Reason for the notification
a)	Position/status	Chief Product & Technology Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Pro-rata grant of share awards under the InterContinental Hotels Group PLC Deferred Award Plan for the 2022-2024 cycle and 2023-2025 cycle
c)	Price(s) and volume(s)
2022-2024 DAP Award:

Conditional rights over a total of 499 free shares; the number of shares calculated by reference to a price of GBP 78.40, being the MMQ of the Company's share price for the 5 business days preceding the date of grant.

The award will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2024, subject to the satisfaction of conditions.

2023-2025 DAP Award

Conditional rights over a total of 1,330 free shares; the number of shares calculated by reference to a price of GBP 78.40, being the MMQ of the Company's share price for the 5 business days preceding the date of grant.

The award will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2025, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2024-05-13
f)	Place of the transaction	Outside a trading venue

Exhibit No: 99.9

 15 May 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 14 May 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	14 May 2024
Aggregate number of ordinary shares purchased:	59,080
Lowest price paid per share:	£ 78.3200
Highest price paid per share:	£ 79.2200
Average price paid per share:	£ 78.7958

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 162,605,029 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/4411O_1-2024-5-14.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 59,080 (ISIN: GB00BHJYC057)

Date of purchases: 14 May 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	59,080
Highest price paid (per ordinary share)	£ 79.2200
Lowest price paid (per ordinary share)	£ 78.3200
Volume weighted average price paid(per ordinary share)	£ 78.7958

Exhibit No: 99.10

16 May 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 15 May 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	15 May 2024
Aggregate number of ordinary shares purchased:	36,557
Lowest price paid per share:	£ 77.7000
Highest price paid per share:	£ 78.3800
Average price paid per share:	£ 78.0711

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 162,568,472 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/6274O_1-2024-5-15.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 36,557 (ISIN: GB00BHJYC057)

Date of purchases: 15 May 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	36,557
Highest price paid (per ordinary share)	£ 78.3800
Lowest price paid (per ordinary share)	£ 77.7000
Volume weighted average price paid(per ordinary share)	£ 78.0711

Exhibit No: 99.11

17 May 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 16 May 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	16 May 2024
Aggregate number of ordinary shares purchased:	48,753
Lowest price paid per share:	£ 77.5600
Highest price paid per share:	£ 78.2800
Average price paid per share:	£ 78.0259

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 162,519,719 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/8154O_1-2024-5-16.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 48,753 (ISIN: GB00BHJYC057)

Date of purchases: 16 May 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	48,753
Highest price paid (per ordinary share)	£ 78.2800
Lowest price paid (per ordinary share)	£ 77.5600
Volume weighted average price paid(per ordinary share)	£ 78.0259

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	17 May 2024